UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                       ARMANINO FOODS OF DISTINCTION, INC.
                       -----------------------------------
                                (Name of Issuer)


                          Common Stock, No Par Value
                          -----------------------------
                          (Title of Class of Securities)


                                   042166 70 2
                                  --------------
                                  (CUSIP Number)



            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                              SCHEDULE 13G

     CUSIP No.  042166 70 2

1   NAME OF REPORTING PERSON

        William J. Armanino

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
        Not applicable                                        (b) ---

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

Number of Shares Beneficially Owned by Each Reporting Person With

5   SOLE VOTING POWER

        362,230

6   SHARED VOTING POWER

        0

7   SOLE DISPOSITIVE POWER

        362,230

8   SHARED DISPOSITIVE POWER

        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        362,230

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

        Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.8%

12  TYPE OF REPORTING PERSON (See Instructions)

        IN


                                      2



Item 1.

     (a)  Name of Issuer:  Armanino Foods of Distinction, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               30588 San Antonio Street
               Hayward, CA  94544

Item 2.

     (a)  Name of Person Filing:  William J. Armanino

     (b)  Address of Principal Business Office:

               30588 San Antonio Street
               Hayward, CA  94544

     (c)  Citizenship:  USA

     (d)  Title of Class of Securities:  Common Stock, no par value

     (e)  CUSIP No.: 042166 70 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

     (a)  Amount Beneficially Owned: 362,230

     (b)  Percent of Class:  10.8%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:        362,230 (1)
         (ii)  shared power to vote or to direct the vote:            0 (2)
        (iii)  sole power to dispose or to direct the
               disposition of:                                  362,230 (1)
        (iv)   shared power to dispose or to direct the
               disposition of:                                        0 (2)
______________

(1) Includes 273,270 shares held of record by William J. Armanino Trust, William J. Armanino Trustee; 48,960 shares held as a custodian for Andrea Armanino; and 40,000 shares underlying stock options held by William J. Armanino which are exercisable within 60 days of December 31, 2003.

(2) Effective December 23, 2003, a divorce decree relating to the marraige of William J. Armanino and Linda A. Armanino became final. As a result, he no longer has beneficial ownership of shares beneficially owned by Linda A. Armanino.




                                      3


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 2004             /s/ William J. Armanino
                                     William J. Armanino




















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